Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(Presented with HealthTronics and AMS as Discontinued Operations)

	Years Ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2015
Earnings
Pretax Continuing Operations Income	402,341	310,147	(12,049)	385,366	99,875	(16,377)
Plus Distributed Income from Equity Investees	969	603	150	1,027	3,917	1,878
Plus Fixed Charges	53,686	156,123	191,740	183,061	235,431	75,109

Total Earnings	456,996	466,873	179,841	569,454	339,223	60,610

Fixed Charges
Interest Expense	47,956	148,623	183,240	174,928	231,164	73,849
Interest Component of Rental Expense	5,730	7,500	8,500	8,133	4,267	1,260

Total Fixed Charges	53,686	156,123	191,740	183,061	235,431	75,109

Ratio of Earnings to Fixed Charges	8.5	3.0	0.9	3.1	1.4	0.8